BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

07026636

August 29, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a press release issued today with respect to the financial results of Bombardier Inc. for the second quarter ended July 31, 2007 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

9/18

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2007

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $4 billion, compared to $3.5 billion last fiscal year**
- **EBITDA from continuing operations before special items of $342 million, compared to $259 million last fiscal year**
- **EBIT from continuing operations before special items of $213 million, compared to $126 million last fiscal year**
- **Income from continuing operations before special items net of tax of $91 million ($0.05 per share), compared to $57 million ($0.03 per share) last fiscal year**
- **Free cash flow of $633 million, an improvement of $487 million over the same period last year**
- **Order backlog at a record level of $47.9 billion, an increase of $7.2 billion compared to January 31, 2007**
- **Special item of $162 million for the previously announced write-off of the carrying value of the investment in Metronet, which led to a net loss of $71 million ($0.05 per share)**

Montréal, August 29, 2007 – Bombardier today released financial results for the second quarter of fiscal year 2008 that show strong performance before the write-off of its investment in Metronet. Earnings before financing income, financing expense and income taxes, from continuing operations (EBIT) before special items, grew by $87 million to reach $213 million. The EBIT margin before special items was 5.3%, compared to 3.6% for the same period last fiscal year. Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) reached $633 million, compared to $146 million for the same period last fiscal year. Cash and cash equivalents totalled $3 billion, compared to $2.6 billion as at January 31, 2007.

"Our continued efforts, rigorous management of our cost base and improved execution have generated solid performances from both groups during this second quarter," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "The Aerospace group made good progress in all areas, with increased profitability and high order intake for both regional and business aircraft, raising its backlog to a record level. At Transportation, in addition to a strong improvement in free cash flow, we are seeing new orders from emerging markets such as China, India and Russia, a tribute to the quality and reliability of our products," added Mr. Beaudoin. "Our solid backlog and cash position, as well as diversified product portfolio, form the backbone of our ongoing improvement in profitability."

Bombardier Aerospace

EBIT reached $133 million, an increase of $67 million compared to the second quarter of fiscal year 2007. This represents an EBIT margin of 6.0%, compared to last year's 3.5% for the same quarter. Meanwhile free cash flow rose to $477 million, an improvement of $184 million over the same period last year.

Bombardier Aerospace's backlog has grown by 38% since the start of this fiscal year, reaching a historically high level of $18.2 billion. Similarly, net orders for the second quarter more than doubled compared to the corresponding period last fiscal year, with 187 aircraft versus 77.

In regional aircraft, Bombardier Aerospace maintained its leadership position with its products offering the industry's lowest operating costs, its investment in next-generation versions of the *CRJ700* and *CRJ900* regional jets, and the launch of the *CRJ1000* regional jet. As a result, Bombardier Aerospace received 84 net orders for regional aircraft for the second quarter, including 54 orders for regional jets, compared to nine regional aircraft during the same period last fiscal year.

On the strength of its improved backlog and confirmed commitments from suppliers, Bombardier Aerospace decided to increase production of *CRJ700* and *CRJ900* regional jets from a rate of one aircraft every five days to a rate of one aircraft every four days. Bombardier Aerospace expects to produce approximately 50 *CRJ700* and *CRJ900* aircraft during this fiscal year and approximately 57 regional jets during fiscal year 2009.

Turboprops also generated strong demand, with orders for 30 aircraft compared to nine for the same period last year, reflecting this aircraft family's success and combination of operating economics and performance. The 800th turboprop was delivered during the second quarter of the current fiscal year.

In a strong business aircraft market, Bombardier Aerospace once again asserted its leadership with 103 net orders in the second quarter, compared to 67 for the same period during last fiscal year. With the entry into service of the *Learjet 60 XR*, Bombardier Aerospace further strengthened its product portfolio, the most complete of the business aircraft industry.

Bombardier Transportation

Bombardier Transportation's EBIT before special items rose to $80 million compared to $60 million for the same period last fiscal year. This represents an EBIT margin before special items of 4.4%, versus 3.7% for the same period last year. Particularly strong free cash flow of $296 million also resulted in an improvement of $305 million over last year.

Bombardier Transportation's pursuit of business opportunities in emerging markets produced significant gains during the quarter. The group solidified its prominent position in China's rail transportation market, with an order for 192 *MOVIA* metro cars from Shanghai Mass Transit Line 7 Development Co., and an order for a fully automated people mover (APM) system from Guangzhou Metro Corporation.

Subsequent to the quarter, Bombardier Transportation was also awarded a breakthrough contract for rail signalling equipment for a very high-speed rail line by China Railway Signalling and Communications Corp. In India, Bombardier Transportation became one of the first private companies chosen to build complete rail vehicles, with a contract from Delhi Metro Rail Corporation Ltd. for 340 *MOVIA* metro cars. In other markets, Bombardier Transportation received an additional order for 19 high-capacity AGC type trains from the French National Railway (SNCF). At nearly 700 units, this is the largest order for the same-type trains in today's rail industry.

As previously announced, during the second quarter of fiscal year 2008, the Corporation recorded a special item of $162 million to write-off the carrying value of its investment in Metronet Rail BCV Ltd. and Metronet Rail SSL Ltd. (Metronet). Bombardier Transportation's turnkey supply contracts with Metronet for new trains, signalling, refurbishment of trains and fleet maintenance activities, valued at approximately $6.7 billion, are progressing well and Transportation continues to work as per contractual requirements.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts)

											Three-month periods ended July 31	
					2007						2006	
		BA		**BT**		**Total**		BA		BT		Total
Revenues	**$**	**2,210**	**$**	**1,831**	**$**	**4,041**	$	1,899	$	1,624	$	3,523
EBITDA from continuing operations before special items	**$**	**236**	**$**	**106**	**$**	**342**	$	172	$	87	$	259
Amortization		**103**		**26**		**129**		106		27		133
EBIT from continuing operations before special items	**$**	**133**	**$**	**80**		**213**	$	66	$	60		126
Financing income						**(55)**						(39)
Financing expense						**127**						88
EBT from continuing operations before special items						**141**						77
Special items						**162**						-
EBT from continuing operations						**(21)**						77
Income taxes						**50**						20
Income (loss) from continuing operations						**(71)**						57
Income from discontinued operations, net of tax						**-**						1
Net income (loss)					**$**	**(71)**					$	58
Basic and diluted earnings (loss) per share												
From continuing operations before special items						**0.05**						0.03
From continuing operations						**(0.05)**						0.03
Net income (loss)						**(0.05)**						0.03
Segmented free cash flow	**$**	**477**	**$**	**296**	**$**	**773**	$	293	$	(9)	$	284
Income taxes and net financing expense						**(140)**						(138)
Free cash flow					**$**	**633**					$	146

											Six-month periods ended July 31	
					2007						2006	
		BA		**BT**		**Total**		BA		BT		Total
Revenues	**$**	**4 470**	**$**	**3 538**	**$**	**8 008**	$	3 852	$	3 210	$	7 062
EBITDA from continuing operations before special items	**$**	**452**	**$**	**204**	**$**	**656**	$	330	$	159	$	489
Amortization		**207**		**53**		**260**		209		52		261
EBIT from continuing operations before special items	**$**	**245**	**$**	**151**		**396**	$	121	$	107		228
Financing income						**(106)**						(78)
Financing expense						**247**						176
EBT from continuing operations before special items						**255**						130
Special items						**162**						24
EBT from continuing operations						**93**						106
Income taxes						**85**						28
Income from continuing operations						**8**						78
Income from discontinued operations, net of tax						**-**						4
Net income					**$**	**8**					$	82
Basic and diluted earnings per share												
From continuing operations before special items						**0,09**						0,05
From continuing operations						**-**						0,04
Net income						**-**						0,04
Segmented free cash flow	**$**	**543**	**$**	**128**	**$**	**671**	$	25	$	(206)	$	(181)
Income taxes and net financing expense						**(192)**						(212)
Free cash flow					**$**	**479**					$	(393)

BA: Aerospace; BT: Transportation.

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2007

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $4 billion for the second quarter ended July 31, 2007, compared to $3.5 billion for the same period last year. For the six-month period ended July 31, 2007, consolidated revenues reached $8 billion compared to $7.1 billion for the same period last year. The $518-million and $946-million increases mainly reflect higher manufacturing revenues for business aircraft and regional aircraft; higher revenues in Transportation, mainly due to higher mainline, light rail vehicles and systems revenues and a positive currency impact, partially offset by a lower level of activities in North America and in signalling; higher deliveries for pre-owned regional aircraft and a favourable mix for pre-owned business aircraft and higher service revenues in Aerospace.

For the second quarter ended July 31, 2007, EBIT before special items amounted to $213 million, or 5.3% of revenues, compared to $126 million, or 3.6% of revenues, for the same period last year. For the six-month period ended July 31, 2007, EBIT before special items amounted to $396 million, or 4.9% of revenues, compared to $228 million, or 3.2% of revenues for the same period last fiscal year.

For the second quarter ended July 31, 2007, the 1.7 percentage-point increase in EBIT margin before special item is due to a better margin in both groups. In Aerospace, the higher margin is mainly due to improved selling prices for wide-body business aircraft, higher margins for regional aircraft, improved margin on services activities, a gain of $18 million arising from the settlement of a claim with Northwest Airlines and a similar level of operating expenses and amortization over higher revenues. These increases were partially offset by higher production costs on certain business aircraft, and a charge of $22 million, following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to a revision of cost estimates for programs under average cost accounting. In Transportation, the higher margin is mainly due to procurement initiatives and better overall contract execution as a result of the margin and quality enhancement program, partially offset by negative adjustments for service contracts in the United Kingdom (U.K.).

Net financing expense amounted to $72 million for the second quarter of fiscal year 2008, compared to $49 million for the corresponding period of last year. For the six-month period ended July 31, 2007, net financing expense reached $141 million, compared to $98 million, for the same period last year. The $23-million and $43-million increases are mainly due to higher interest expense on long-term debt and net losses on certain financial instruments, partially offset by higher interest income on loans and lease receivables and interest income on invested collateral.

Income from continuing operations before special items, net of tax amounted to $91 million, or $0.05 per share, for the second quarter of fiscal year 2008, compared to $57 million, or $0.03 per share, for the same period the previous year. For the six-month period ended July 31, 2007, income from continuing operations before special items, net of tax was $170 million, or $0.09 per share, compared to $100 million, or $0.05 per share, for the same period the previous year.

The special item of $162 million for the three- and six-month periods ended July 31, 2007 relates to the write-off of the carrying value of the investment in Metronet.

For the second quarter of fiscal year 2008 there was a net loss of $71 million, or $(0.05) per share, due to this special item, compared to a net income of $58 million, or $0.03 per share, for the same period the previous year. A net income of $8 million, or nil per share, was recorded for the six-month period ended July 31, 2007, compared to $82 million, or $0.04 per share, for the same period the previous year.

For the three-month period ended July 31, 2007, free cash flow amounted to $633 million, compared to $146 million for the corresponding period the previous year. This improvement reflects increases in free cash flow in both Transportation and Aerospace. For the six-month period ended July 31, 2007, free cash flow amounted to $479 million, compared to a usage of $393 million for the corresponding period last year. This $872-million improvement is mainly due to the increases in free cash flow in both Transportation and Aerospace. In Transportation, free cash flow improved by $334 million, after payment of a discretionary pension fund contribution of $174 million during the first quarter of fiscal year 2008.

As at July 31, 2007, Bombardier's order backlog reached a record level of $47.9 billion, compared to $40.7 billion as at January 31, 2007. The $7.2-billion increase is mainly due to a higher order intake compared to revenues recorded in Aerospace and Transportation, and a net positive currency adjustment in Transportation, mainly arising from the strengthening of the euro and the pound sterling compared to the U.S. dollar as at July 31, 2007, compared to January 31, 2007.

Bombardier Aerospace

- **Revenues of $2.2 billion**
- **EBITDA of $236 million**
- **EBIT of $133 million or 6.0% of revenues**
- **Free cash flow of $477 million**
- **Net orders totalling 187 aircraft**
- **Order backlog of $18.2 billion**
- **78 aircraft deliveries**

Bombardier Aerospace's revenues amounted to $2.2 billion for the three-month period ended July 31, 2007, compared to $1.9 billion for the same period the previous year. This increase is

mainly due to higher manufacturing revenues for business aircraft and regional aircraft, higher deliveries for pre-owned regional aircraft and a favourable mix for pre-owned business aircraft and higher service revenues.

EBIT amounted to $133 million, or 6.0% of revenues, for the second quarter ended July 31, 2007, compared to $66 million, or 3.5% of revenues, for the same period the previous year.

For the second quarter ended July 31, 2007, the 2.5 percentage-point increase in EBIT margin is mainly due to improved selling prices for wide-body business aircraft, higher margins for regional aircraft, improved margin on service activities, a gain of $18 million arising from the settlement of a claim with Northwest Airlines, and a similar level of operating expenses and amortization over higher revenues. These have been partially offset by higher production costs on certain business aircraft and a charge of $22 million following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to a revision of cost estimates for programs under average cost accounting.

Free cash flow totalled $477 million for the second quarter ended July 31, 2007, compared to $293 million for the same period last fiscal year. The increase is mainly due to a positive period-over-period variation in net change in non-cash balances related to operations and higher profitability.

For the quarter ended July 31, 2007, aircraft deliveries totalled 78, compared to 75 for the same period the previous year. The 78 deliveries consisted of 49 business aircraft (48 aircraft for the corresponding period last fiscal year) and 29 regional aircraft (26 aircraft for the corresponding period last fiscal year). The increase in regional aircraft deliveries is mainly due to higher turboprop deliveries, partially offset by lower deliveries of regional jets.

Aerospace received 187 net orders during the quarter ended July 31, 2007, compared to 77 during the corresponding period the previous year. In business aircraft, the group received 103 net orders during the three-month period ended July 31, 2007, compared to 67 net orders during the same period last fiscal year. The order intake remains very strong and is consistent with the continued strength in the business aircraft market. For the second quarter of fiscal year 2008, Aerospace received 84 net orders for regional aircraft, compared to nine for the same period last year. Major orders for the quarter included orders for 15 *CRJ900* aircraft from Deutsche Lufthansa AG, 14 *CRJ900* aircraft from Delta Air Lines and 15 *Q400* turboprops from Flybe.

As at July 31, 2007, Aerospace's firm order backlog reached a record level of $18.2 billion, compared to $13.2 billion as at January 31, 2007. This 38% increase mainly reflects strong order intake in both regional and business aircraft. The decision to introduce the next generation version of the *CRJ700* and *CRJ900* regional jets, in May 2007, as well as the launch of the *CRJ1000* regional jet in February 2007, have contributed to this increase. In business aircraft, both narrow-body and wide-body aircraft order backlogs have increased and the order backlog for each product family remains very strong.

The next generation versions of Aerospace's *CRJ* regional jets respond to today's environmental challenges, offering lower greenhouse gas emissions compared to their nearest competitors. Aerospace also announced its involvement in a five-year UK national research program aimed at improving the environmental performance of aircraft engines.

Bombardier Transportation

- **Revenues of $1.8 billion**
- **EBITDA before special items of $106 million**
- **EBIT before special items of $80 million**
- **Free cash flow of $296 million**
- **New order intake totalling $1.3 billion**
- **Order backlog of $29.7 billion**
- **Special item of $162 million related to the write-off of the carrying value of the investment in Metronet**

Bombardier Transportation's revenues amounted to $1.8 billion for the three-month period ended July 31, 2007, compared to $1.6 billion for the same period last year. The increase is mainly due to higher mainline, light rail vehicles and systems revenues and a positive currency impact, partially offset by a lower level of activities in North America and in signalling.

EBIT before special items totalled $80 million, or 4.4% of revenues, for the second quarter ended July 31, 2007, compared to $60 million, or 3.7% of revenues, for the same quarter the previous year. The 0.7 percentage-point increase is mainly due to procurement initiatives, better overall contract execution as a result of the margin and quality enhancement program, and foreign exchange losses of $11 million for the three-month period ended July 31, 2006, partially offset by negative adjustments for service contracts in the U.K.

The special item of $162 million for the three- and six-month periods ended July 31, 2007 relates to the write-off of the carrying value of the investment in Metronet.

Free cash flow for the quarter ended July 31, 2007 was $296 million, compared to a usage of $9 million for the same period last fiscal year. The $305-million improvement is mainly due to a positive period-over-period variation in net change in non-cash balances related to operations and higher profitability before the non-cash special item.

The order intake during the three-month period ended July 31, 2007, totalled $1.3 billion, compared to $1.9 billion for the same period last year. The decrease for the three-month period is mainly due to the lower level of order intake in light rail vehicles. Major orders were for: modernization of electric locomotives, type Rc2 and diesel locomotives, type T44 (104 cars) from Green Cargo in Sweden, valued at $153 million and 48 *Electrostar* cars from Southern Railway and Porterbrook Leasing Limited from the U.K., valued at $115 million.

Bombardier Transportation's backlog totalled $29.7 billion as at July 31, 2007, compared to $27.5 billion as at January 31, 2007. The increase is due to the strengthening of the euro and the pound sterling compared to the U.S. dollar as at July 31, 2007 compared to January 31, 2007 and to the higher order intake compared to revenues recorded.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.1250 Cdn per share on Series 2 Preferred Shares has been paid on June 15 and July 15, 2007 and of $0.12879 Cdn per share on August 15, 2007.

Series 3 Preferred Shares

A quarterly dividend of $0.32919 Cdn per share on Series 3 Preferred Shares is payable on October 31, 2007 to the shareholders of record at the close of business on October 19, 2007.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on October 31, 2007 to the shareholders of record at the close of business on October 19, 2007.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

CRJ, CRJ700, CRJ900, CRJ1000, Electrostar, Learjet, Learjet 60 XR, Q400 and *MOVIA* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2007 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT, EBT and EPS from continuing operations before special items as well as on Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. The special item for the three-and six-month periods ended July 31, 2007 relates to Transportation's write-off of the carrying value of its investment in Metronet. The special item for the six-month period ended July 31, 2006 relates to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation. Management views these items as potentially distorting the analysis of trends.

END